January 28, 2013

Via EDGAR and Courier

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and  Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             GW Pharmaceuticals plc

Confidential Draft Registration Statement on Form F-1

Submitted December 14, 2012

CIK No. 0001351288

Dear Mr. Riedler:

On behalf of GW Pharmaceuticals plc (the “Registrant” or the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated January 10, 2013 (the “Comment Letter”) regarding the above-referenced registration statement on Form F-1 of the Registrant submitted on December 14, 2012 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  We have also set forth the Registrant’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Registrant, we are hereby submitting an amended confidential draft registration statement (“Amendment No. 2”). Amendment No. 2 has been revised to reflect the Registrant’s responses to the comments from the Staff and certain other updating and conforming changes that are intended to update, clarify and render the information contained therein complete. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the initial submission of the confidential draft registration statement.

General

SEC Comment

1.                                      We note that your registration statement is currently incomplete, with material terms that have yet to be included and numerous exhibits that are to be filed by amendment.  Please be advised that prior to submitting a request for acceleration your filing must be in its final form.

Answer

The Registrant acknowledges the Staff’s comment and has provided additional information in Amendment No. 1 to the Registration Statement confidentially submitted to the Staff on January 17, 2013 and in Amendment No. 2 and will provide additional information in subsequent amendments to the Registration Statement.  The Registrant will allow the Staff sufficient time to review its complete disclosure prior to any distribution of the preliminary prospectus or a request for effectiveness of the Registration Statement.

SEC Comment

2.                                      We further note that you have submitted an application for confidential treatment relating to certain of your exhibits.  Please be advised that we will be performing a separate review of this application and that the review of your registration statement will not be complete until all comments concerning your confidential treatment request, if any, have been cleared.

Answer

The Registrant acknowledges the Staff’s comment.

Prospectus Summary
Overview, page 1

SEC Comment

3.                                      Please indicate here, and wherever applicable in your Business discussion, whether you have filed an Investigational New Drug Application (IND) for any of Sativex, GWP42004, or GWP42003 with the FDA.  Please also state whether the clinical trials you have performed or intend to perform for these product candidates have been or will be performed in the United States.

Answer

The Registrant has submitted an IND for Sativex, but has not submitted any IND for earlier stage pipeline product candidates.  The Phase 2b cancer pain trials included patients from the United States and the two Phase 3 trials are also enrolling patients from the United States.  The Registrant’s strategy is to perform early pre-clinical and clinical development in Europe, and then submit INDs with the FDA at appropriate points in the development program.  The current/proposed Phase 2 trials are not expected to be performed in the United States, but the Registrant expects to submit INDs for subsequent trials and consider enrolling U.S. patients.

The Registrant has also revised the disclosure in response to the Staff’s comment.  See p. 1, p. 2, p. 71, p. 72 and p. 95.

SEC Comment

4.                                      Please disclose here, and wherever appropriate in your Business discussion, the reason(s) you opted to focus on developing Sativex for the United States market as a treatment for cancer pain as opposed to a treatment for MS spasticity, for which it has already received marketing approval in numerous countries.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 2, 71 and p. 88.

SEC Comment

5.                                      You cite to your “market research” when asserting that a large percentage of cancer patients treated with opioids experience significant pain.  Please state whether this research was proprietary or whether it was conducted by a third-party and acquired by you.  If the latter, please identify the third-party researcher.

Answer

The “market research” referred to in the Registration Statement was performed on behalf of Otsuka Pharmaceutical Co. Ltd. (“Otsuka”) and shared with the Registrant in connection with Ostuka’s collaboration arrangements with the Registrant.

The Registrant has also revised the disclosure in response to the Staff’s comment.  See p. 1, p. 71, p. 80 and p. 81.

Our Proprietary Cannabinoid Product Platform, page 4

SEC Comment

6.                                      We note your statement that the White House Office of National Drug Control Policy and the U.S.  Senate Caucus on International Narcotics Control have “publicly expressed support for the development of cannabis-based therapeutics.” Here, and wherever else applicable, please cite to the sources of these purported expressions of “support” and consider amending your disclosure to include the relevant statements issued by both the White House and the Senate Caucus.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 4 and p. 101.

Risk Factors, page 5

SEC Comment

7.                                      Please include in this summary the following material risks:

•                  the expense and length of the ongoing clinical trials Sativex and your other product candidates must undergo;

•                  even if approved, Sativex and your other product candidates will be subject to stringent U.S.  controlled substance laws and regulations;

•                  the likelihood that your investors will experience dilution as a result of this offering; and

•                  as a foreign private issuer, you will be exempt from a number of rules promulgated under U.S.  securities laws and will not be subject to certain of Nasdaq’s corporate governance regulations.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 6.

Implications of Being an Emerging Growth Company, page 6

SEC Comment

8.                                      You state here and on page 67 that your election to opt out of the provisions of the JOBS Act is irrevocable.  Please note that only the decision to opt out of the adoption of new or revised accounting standards until such time as private companies would be required to comply is irrevocable.  Please amend your registration statement accordingly.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 7 and p. 70.

The Offering, page 7

SEC Comment

9.                                      You state that you “will” receive all required approvals from your ordinary shareholders prior to the completion of this offering.  Please either disclose how you are certain that you will receive this percentage of the shareholder vote in advance or amend your registration statement to state that you “expect to” receive this vote.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 8.

Risk Factors

“Product recalls or inventory losses caused by unforeseen events, cold chain interruptions and testing difficulties may adversely affect our operating results and financial conditions,” page 14

SEC Comment

10.                               Please include in this risk factor one or more examples of product defects you have identified either during production or after release, if any.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 15.

“We have significant and increasing liquidity needs and may require additional finding,” page 15

SEC Comment

11.                               Please include in this risk factor an estimate of your operating expenses over the next two fiscal years.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 16.

“If product liability lawsuits are successfully brought against us, we will incur substantial liabilities .  .  .,” page 16

SEC Comment

12.                               Please provide examples of any product liability claims that are either pending against you or that you have settled, if any.

Answer

The Registrant has never had any product liability claims or lawsuits.  The Registrant has also revised the disclosure in response to the Staff’s comment.  See p. 17.

“We depend upon our key personnel and our ability to attract and retain employees,” page 16

SEC Comment

13.                               Please include examples of the key employees whose departure you believe may create a material adverse effect.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 18.

“We depend substantially on the commercial expertise of our collaboration partners,” page 19

SEC Comment

14.                               Please identify both here and on page 89 of your Business discussion the collaborators that have the right to terminate their agreements with you without cause.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 20 and p. 92.

“Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product candidates .  .  .,” page 22

SEC Comment

15.                               Please include in this risk factor examples of instances where you have voluntarily suspended or terminated your clinical trials, if any, as well as examples of instances where regulators have recommended that you discontinue your clinical trials or cease using investigators, if any.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 24.

“Controlled substance legislation differs between countries and legislation in certain countries may restrict or limit our ability to sell Sativex and our product candidates,” page 26

SEC Comment

16.                               Please include in this risk factor examples of laws in nations where you wish to market your products that could make it difficult for you to obtain marketing approval.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 28.

“As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S.  listed companies,” page 34

SEC Comment

17.                               Rather than including the term “among other things,” please ensure that you discuss all material corporate governance matters affected by NASDAQ rules and make clear which you intend to rely upon.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 36.

“We will incur significant increased costs as a result of operating as a company whose shares are publicly traded in the United States .  .  .,” page 35

SEC Comment

18.                               Please include in this risk factor an estimate of the costs you will incur as a result of this offering and your approximate annual compliance costs.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 37.

Use of Proceeds, page 41

SEC Comment

19.                               Please expand the bulleted presentation to:

•                  indicate the approximate dollar amount allocated to each type of expenditure;

•                  provide more information about the specific nature of the proposed expenditure; and

•                  indicate the stage of product development you anticipate to achieve as a result of such expenditures.

Answer

The Registrant acknowledges the Staff’s comment and has revised the disclosure in response to the Staff’s comment.  See p. 43.

At this stage, the Registrant is unable to provide further detail regarding the expected use of proceeds beyond what is disclosed in Amendment No. 2 because the decision regarding which product candidates the Registrant takes forward for further development will depend on:

•                  The results of work that is currently in progress.  If these results are favorable, the Registrant will refine development plans and select the most promising product for further development.

•                  A commercial evaluation of the research and development opportunities and choosing the opportunities that the Registrant determines are most promising and valuable to the Registrant. This evaluation is being planned but the Registrant does not have such data available at this time.

•                  Otsuka’s decision, which is due in June 2013, regarding whether it wishes to take certain development programs forward under our research collaboration with Otsuka.  Until Otsuka informs the Registrant of its decision, the Registrant cannot definitively determine on which programs it will expend resources.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Important Financial and Operating Terms and Concepts
Taxation, page 52

SEC Comment

20.                               Please revise your disclosure to clarify what research and development expenditures are “eligible” for the cash rebate.  Specifically indicate whether expenditures reimbursed by your collaborative partners are eligible for the rebate.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 54.

Results of Operations
Comparison of Years Ended September 30, 2012 and 2011
Research and development expenditure, page 56

SEC Comment

21.                               Regarding your development pipeline activities, please revise your disclosure to include the following for each of your research and development projects:

•                  The costs incurred during each period presented and to date;

•                  The nature of efforts and steps necessary to complete the project;

•                  The risks and uncertainties associated with completing development;

•                  The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•                  Where a future milestone such as completion of a development phase, date of filing with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made.

If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.  Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Answer

The Registrant acknowledges the Staff’s comment and has revised the disclosure in response to the Staff’s comment.  See p. 58 and p. 59.

The Registrant believes that the risks and uncertainties associated with completing development are adequately covered in the Risk Factors.  See “Risks Related to Development and Regulatory Approval of Sativex and Our Product Candidates” starting on p. 22, therefore, a shorter or condensed summary of some of these risk factors in the discussion of the Registrant’s results of operations may confuse potential investors or lead them to believe that any risks described are the only risks facing the Registrant’s research and development programs.

Tax, page 57

SEC Comment

22.                               Please revise your disclosure to clarify how the restructuring of your operations resulted in a 464% increase in available tax losses arising from your research activities.  Specifically indicate how your “restructuring” is consistent with your disclosure in Note 10 on page F-24 that appears to indicate that the increase is a result of you recording the fiscal 2012 and 2011 tax credits in fiscal 2012 because you can now make reasonable estimates of your research and development tax credits.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 60.

Business
Our Proprietary Cannabinoid Product Platform, page 72

SEC Comment

23.                               In your discussion of your product platform, please state expressly whether the research you have performed and the discoveries you have made either independently or in collaboration with any of the individuals or entities you list on page 75 into plant-based cannabinoids provides conclusive evidence that CBD and THC have the medicinal properties you attribute to them.  Further, please state whether conclusive evidence exists as to whether CBD has no intoxicating effects and that it may mitigate some of the psychoactive side effects of THC.  If controversy remains in the scientific community as to any of your hypotheses, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the possibility of either obtaining marketing approval for Sativex in the United States for the treatment of cancer pain or MS spasticity, or developing GWP42004, GWP42003, or any of your pre-clinical product candidates.  To the extent appropriate, any such controversies should also be addressed in your prospectus summary and in an independent risk factor.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 75 and p.76.

SEC Comment

24.                               We note your discussion of your scientific collaborators on page 75.  Please state whether you have entered into collaboration agreements with any of these individuals or entities and, if so, whether or not you believe any or several of them are material.  If any of them are material, you should file them as exhibits and disclose their terms in this discussion.  If you believe none of these agreements are material, you should provide us with the basis for this belief and include a statement in your disclosure to that effect.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 78. Please see the revised disclosure as to why the Registrant believes none of these arrangements are material.

Our Strategic Alliances and Collaborations, page 89

SEC Comment

25.                               We note your statement that your collaboration agreements typically have a 15-year initial term.  Please disclose the duration of those agreements that have a different initial term.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 92.

SEC Comment

26.                               For those collaboration agreements where you are entitled to receive royalty payments, please include in your disclosure a range of those payments, e.g.  “high single-digits,” “low double-digits,” “teens,” “twenties,” etc.

Answer

The Registrant acknowledges the Staff’s comment, however, such information is highly confidential and the disclosure of such information would materially harm the Registrant.  In addition, each of the Registrant’s collaboration partners specifically requested that such information remain confidential.  Accordingly, the Registrant has requested confidential treatment for such terms and please see our Request for Confidential Treatment dated January 17, 2013 for the reasons of this request.

Sativex in the United States, page 89

SEC Comment

27.                               Please disaggregate the total milestones payments of $273 million into meaningful categories such as development, regulatory, and/or commercial milestones.  In addition, please disclose the nature of the underlying events which trigger the milestone payments.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 93.

Sativex in Asia, the Middle East and Africa
Novartis Pharma AG, page 89

SEC Comment

28.                               Please disaggregate the total milestones payments of $28.8 million into regulatory and commercial milestones.

Answer

The Registrant acknowledges the Staff’s comment, however, Novartis specifically requested that such information remain confidential.  Accordingly, the Registrant has requested confidential treatment for such terms.  Pursuant to the terms of the Registrant’s agreements with Novartis, the parties have an obligation to maintain confidentiality and limit disclosure to the greatest extent possible.  Public disclosure of this information could harm the Registrant’s relationship with Novartis.  The Registrant also believes that the disclosed information provides sufficient information for any potential investor, and that disaggregating the milestone payments could harm the Registrant’s competitive position without providing any additional information which would be material to an investor’s decision whether to invest in the Registrant’s American Depositary Shares.  The Registrant respectfully requests that such information remain as is in the Registration Statement. Accordingly, the Registrant has requested confidential treatment for such terms and please see our Request for Confidential Treatment dated January 17, 2013 for the reasons of this request.

Neopharm Group, page 89

SEC Comment

29.                               Please disclose the financial terms of this collaboration agreement and how much has been received to date.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 93.

Sativex in the European Union
Almirall S.A., page 90

SEC Comment

30.                               Please disaggregate the total milestones payments of £19.8 million into development, regulatory and commercial milestones.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 94.

Bayer Healthcare AG, page 90

SEC Comment

31.                               Please disaggregate the total milestones payments of £9.0 million into development, regulatory and commercial milestones.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 94.

Principal Shareholders, page 128

SEC Comment

32.                               Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 133.

Description of Share Capital, page 130

SEC Comment

33.                               It is not sufficient to merely reference the Companies Act, provisions of your articles of association, special rights or certain circumstances when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own.  Therefore, please revise your disclosure throughout to reduce your reliance on the term “subject to” because it implies additional rights, privileges, or restrictions that are not explained in your descriptions.  We note that in several instances your disclosure here should be reconciled and made consistent with your disclosure under “Differences in Corporate Law.” We note also the following:

•                  Your disclosure under this heading should be complete.  Therefore, please revise your introductory paragraph under “Key Provisions of Our Articles of Association” to remove any contrary implication; and

•                  That you should include discussion of any procedures and timelines by which your board may make calls on shareholders and shares may be forfeited for outstanding taxes or fees as referenced under “Restrictions on voting where sums overdue on shares on page 131.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 134, p. 135, p. 136, p. 137, p. 138, p. 139 and p. 140.

Description of American Depositary Shares
Issuance of ADSs upon Deposit of Shares, page 149

SEC Comment

34.                               Please delete or revise your disclosure in the third and fourth paragraphs under this heading since they seem more appropriate for an opinion of counsel rather than disclosure of ADSs that may be purchased in this offering.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 153.

Voting Rights, page 150

SEC Comment

35.                               Please make clear, if true, that the timelines associated with notices of meetings and shareholder voting, including whether notice that may be provided to ADR holders, are the same as the timelines under “Notice of General Meetings” on page 139.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 154.

Underwriting
Lock-Up Agreements, page 166

SEC Comment

36.                               Please file a form of the lock-up agreement as an exhibit to your registration statement.

Answer

The Registrant acknowledges the Staff’s comment and will file a form of lock-up agreement as an exhibit to the form of underwriting agreement in a subsequent amendment to the Registration Statement.

*     *     *

The following Staff comments relate to the financial statements and accompanying footnotes included in the Registration Statement.  With respect to such comments, the Registrant respectfully advises the Staff that the financial statements and accompanying footnotes included in the Registration Statement were approved by the Board of Directors of the Registrant and authorized for issue on November 27, 2012 for use in the Registrant’s Annual Report and filings with regulators in the United Kingdom.  The Registrant therefore proposes that revisions to the financial statements and accompanying footnotes, in response to the Staff’s comments and as outlined in the Registrant’s responses below, which it does not consider to be material to an investors understanding of the financial statements, be included prospectively in financial statements for the year ended September 30, 2013, and any interim financial statements prepared for periods within that year.

Notes to the Consolidated Financial Statements
2.  Significant Accounting Policies
Basis of Consolidation, page F-7

SEC Comment

37.                               In the last paragraph on page F-7 you indicate that you account for acquisitions under the purchase method.  As IFRS 3 requires business combination to be accounted for under the acquisition method, please revise your disclosure to clarify why you apply the purchase method.  If your only business combinations took place under the purchase method prior to the adoption of IFRS 3 (revised 2008), please revise your disclosure to clarify when you adopted the acquisition method and disclose the general differences between the purchase method and the acquisition method.

Answer

The Registrant respectfully advises the Staff that, as required by IFRS 3 (revised 2008), business combinations are accounted for under the acquisition method.  In financial statements for the year ended September 30, 2013, the Registrant will remove the reference in Note 2, Basis of Consolidation, to the “purchase method”, replacing it with a reference to the “acquisition method”.

SEC Comment

38.                               In the first paragraph on page F-8 you disclose your policy regarding non-controlling interests in subsidiaries yet based on the disclosure in Note 27 on page F-41 all your subsidiaries appear to be 100% owned.  Please revise your disclosure to clarify how the accounting for non-controlling interests is applicable or clarify that you will account for any future non-controlling interest under the policy you disclose.

Answer

In response to the Staff’s comment, in financial statements for the year ended September 30, 2013, the Registrant will clarify that in future business combinations, any non-controlling interests that are acquired will be accounted for in accordance with the policy disclosed.  The Registrant’s proposed disclosure is as follows (changes are highlighted within):

“Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Registrant and entities controlled by the Registrant (its subsidiaries) made up to 30 September each year.  Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies of the entity concerned, generally accompanying a shareholding of more than one half of the voting rights.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Acquisitions are accounted for under the ~~purchase~~ acquisition method.

In future business combinations, if a non-controlling interest in a subsidiary arises, such non-controlling interest ~~in subsidiaries~~ will be ~~are~~ identified separately from the Group’s equity therein.  The ~~Those~~ interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

…”

Revenue
Product Sales, page F-9

SEC Comment

39.                               Please disclose when the transfer of ownership and control of goods to the buyer takes place (e.g.  upon delivery or receipt).

Answer

In response to the Staff’s comment, in financial statements for the year ended September 30, 2013, the Registrant will revise the Product Sales accounting policy to disclose when the transfer of ownership and control of goods to the buyer takes place.  The Registrant’s proposed disclosure is as follows (changes are highlighted within):

“Product Sales

Revenue from the sale of products is recognised at the point of delivery to the customer, which is when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, the Group no longer has effective control over the goods sold, the amount of revenue and costs associated with the transaction can be measured reliably, and it is probable that the Group will receive future economic benefits associated with the transaction. Product sales have no rights of return. Provisions for rebates are established in the same period that the related sales are recorded.”

Development and Approval Milestone Fees, page F-10

SEC Comment

40.                               Given the inherent uncertain nature of clinical outcomes and regulatory approvals, please tell us how you are able to assume that all stages related to your milestones will be completed successfully, therefore recognizing revenue based on a percentage of completion methodology.  In addition, please elaborate on why it is appropriate to include milestones “reasonably certain to be received” in your determination of the maximum amount of revenue to be recognized prior to when those milestones are actual achieved.  Reference for us the authoritative literature you rely upon to support your accounting.

Answer

In response to the Staff’s comment, the Registrant respectfully advises the Staff that in recognizing revenue relating to milestones, while the Registrant calculates revenue on the basis that the contract will be completed successfully and using the IAS 11 percentage of completion method to allocate the total contract revenues over the period of the contract, it also limits the cumulative revenue recognized at any point during the contract to the amount that has already been received or is reasonably certain to become receivable at that point in time (hereinafter referred to as a “revenue cap”).

The Registrant is of the view that this method, in particular the inclusion of a revenue cap as outlined above, results in a pattern of revenue recognition that is reasonable and in accordance with IAS 18 paragraph 20. It reflects, appropriately, the uncertain nature of clinical outcomes and regulatory approvals (as revenue is not recognized until it is received or receivable), and it also ensures that revenue recognized reflects services rendered to date in achievement of the milestones.

In addition, the Registrant respectfully advises the Staff that although the Registrant’s accounting policy refers to amounts that are “reasonably certain to be received”, to date revenue recognized has been limited to amounts for which the associated milestone has been met i.e. amounts are received or receivable.  The inclusion of the phrase, “reasonably certain to be received” in the Registrant’s accounting policy was designed to address a situation in which, as an example, there exists  certain administrative procedures that must take place after the uncertainty is resolved but before the milestone is met, such as submitting papers to regulators or to the licensee and evidence relating to the successful resolution of the uncertainty. In such a case, if the administrative procedures are considered perfunctory and entirely within the control of the Registrant, such that there is no longer any uncertainty over receipt of the milestone payment, the revenue associated with the milestone payment becomes reliably measurable at the point when the uncertainty is resolved. Accordingly, this is the point at which the requirements of IAS 18 paragraph 20 are met and at which the appropriate proportion of milestone revenue should be recognized.

Share-based Payment, page F-13

SEC Comment

41.                               It appears from your disclosure in Note 21 on pages F-35 and F-36 that your Long Term Incentive Plan awards to Executive Directors contain market conditions as contemplated in paragraph 21 of IFRS 2.  Please revise your policy disclosure to specifically clarify how you take market conditions into account in measuring the fair value of such awards.

Answer

The Registrant respectfully advises the Staff that a Black Scholes model was used to calculate the fair value of share-based payment awards during the years ended September 30, 2012, 2011 and 2010. This model excludes considerations of market-based vesting conditions. The Registrant monitors the impact of the market-based vesting conditions on the fair value of the awards at each reporting period end, and if/when this becomes material, takes account of the impact in its share-based payment computation.

The Registrant monitors the impact of the market-based vesting conditions on the fair value of the awards at each reporting period end, and if/when this becomes material, will account for this in the Registrant’s share-based payment computation.

The Registrant has included below an evaluation of the aforementioned adjustment in conjunction with the adjustment for acceleration of the related party share-based payment expense as discussed in comment 42 below (resulting in a net adjustment of £31,000 for the year ended September 30, 2012):

	2012			2011			2010
	As		As	As		As	As		As
(£ 000) except %	presented	Adj (1)	Adjusted	presented	Adj(2)	Adjusted	presented	Adj(2)	Adjusted
Operating profit	1,043	-31	1,012	2,268	51	2,319	4,512	5	4,517
Profit before tax	1,242	-31	1,211	2,528	51	2,579	4,604	5	4,609
% of Operating profit		3.0%			2.2%			0.1%
% of Profit before tax		2.5%			2.0%			0.1%

(1) Adjustments include £142k of additional share-based compensation expense resulting from the acceleration of related party share-based payment expense as discussed in comment 42. This adjustment is partially offset by an overstatement of share-based payment expense recognized of £111k due to the exclusion of market based vesting conditions in the share-based payment expense model.

(2) Adjustments include an overstatement of share-based payment expense recognized of £51k and £5k for the years ended September 30, 2011 and 2010, respectively, due to the exclusion of market based vesting conditions in the share-based payment expense model.

Based on its assessment, the Registrant has concluded the misstatements identified above are quantitatively immaterial to the consolidated financial statements for the years ended September 30, 2012, 2011, and 2010 respectively.

In addition to the analysis above, the Registrant considered qualitative factors in making this determination, as outlined in Staff Accounting Bulletin 99 Topic 1:M.  In particular, in the Registrant’s view the adjustments:

•                  do not meaningfully impact any trends or change in earnings;

•                  did not hide a failure to meet analysts’ consensus expectations for the Registrant;

•                  do not change a loss into income or vice versa;

•                  do not impact on the Registrant’s measure of segment profitability;

•                  do not impact the Registrants compliance with regulatory requirements, loan covenants and other contractual requirements;

•                  do not have the effect of increasing management’s compensation;

•                  do not involve the concealment of an unlawful transaction; and

•                  do not impact revenue and net cash inflow from operating activities, two key performance metrics for the Registrant, and have an immaterial impact on earnings per share and profit before tax, additional key metrics for the Registrant.

In summary, the Registrant has concluded that it is not probable that an investor’s judgment would have been changed or influenced as a result of the adjustments, taken in part or as a whole. For these reasons, the Registrant has concluded that the misstatements did not have a material impact on its consolidated financial statements quantitatively or qualitatively.

The Registrant also respectfully advises the Staff that during the year-ended September 30,  2013, the Registrant intends to use a binomial model to determine the fair value of share-based payment awards as the market-based vesting conditions become more significant.  In the financial statements for the year ended September 30, 2013, the Registrant will revise the share-based payment accounting policy to clarify how market conditions are taken into account in measuring the fair value of relevant awards.  The Registrant’s proposed disclosure is as follows (changes are highlighted within):

“Share-based Payment

Equity-settled share-based payments to employees and others providing similar services are measured at fair value (i) including any market performance conditions and (ii) excluding the effect of non-market based vesting conditions at the date of grant. Fair value is measured using a binomial pricing model, being a lattice-based option valuation model, which is calibrated using a Black-Scholes framework.

Certain share awards have an attached market condition, linked to the Registrant’s share price, which is taken into account when calculating the fair value of the share awards. The valuation of these awards is based on the Registrant’s historical share price and ranking among a comparable group over the past [x] years. The share price and ranking over the past [x] years is used to determine the number of shares that could be expected to vest and affect the fair value of the grant.”

The Registrant supplementally informs the staff that the fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves. Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date of grant.

26.  Related Party Transactions
Other Related Party Transactions, page F-40

SEC Comment

42.                               You disclose that the Remuneration Committee permitted David Kirk to retain both vested and unvested share options pursuant to the “Good Leaver” provisions of your share option schemes.  It appears that absent this decision, these awards would have cancelled within a specified period from retirement before their stated expiry dates.  Please tell us how the existence of the apparently discretionary “Good Leaver” provisions impacts your accounting for share-based payments and reference for us the authoritative literature you rely upon to support your accounting.  In your response clarify whether the existence of these provisions impacts your estimate of awards expected to vest, the fair value of awards or represents a modification of the individual award because the extension of the exercise period is discretionary.

Answer

The Registrant respectfully advises the Staff that under the terms of the Registrant’s share schemes, certain employees retain their share options pursuant to “Good Leaver” provisions. The terms of the Registrant’s share schemes:

•                  define who qualifies as a Good Leaver;

•                  provide discretion to the Remuneration Committee to accelerate vesting to the date of cessation of employment, absent which the share options vest on the normal vesting date; and

•                  provide discretion to the Remuneration Committee to reduce the number of awards that may ultimately vest, on a pro rata basis to the proportion of the service period, absent which the full entitlement accrues.

Over the preceding three years, David Kirk is the only employee classified as a ‘Good Leaver’ under the terms of the Registrant’s share schemes to have left the employment of the Registrant. Consequently, the Registrant’s estimate of ‘Good Leavers’ has not, historically, been material.

In Mr. Kirk’s specific case, the Remuneration Committee did not exercise its discretion to either accelerate vesting or to reduce the number of share options granted.  The award granted to Mr. Kirk included both market and non-market performance conditions; the market conditions were included in the calculation of the fair value of the grant at grant date. The Registrant was recognizing expense relating to Mr. Kirk on the assumption that he would render services over the full service period, which was initially the expected vesting period. When subsequent information indicated that the period of service would be shorter than this estimate (in March of 2012), the period over which the share-based payment expense was being recognized should have been revised (consistent with the principle in IFRS 2 paragraph 7 that the share-based payment expense should be recognized as the associated services are received). Consequently, the Registrant should have accelerated the recognition of the charge that would otherwise have been recorded after that date. This did not occur.  In the event that the Registrant had adopted this approach, an additional charge of £142,000 in the year ended September 30, 2012 would have been recognized.  The Registrant has concluded that the failure to accelerate these expenses is not material when taken alone or with the other matters discussed in the Registrant’s response to Comment 41 above.  See the Registrant’s response to Comment 41 above for a full evaluation of the materiality thereof.

*     *     *

We would appreciate receiving the Staff’s further comments or questions with respect to the Registration Statement as soon as possible.  Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2551.

Sincerely,

/s/ David S. Bakst
David S. Bakst

cc:           Justin D. Gover, GW Pharmaceuticals plc

Edward S. Best, Esq.